Contact

www.linkedin.com/in/hillbobby
(LinkedIn)

Top Skills

Teamwork
Entrepreneurship
Fundraising

Certifications

Health, Life and Accident
Ruby on Rails Certification
Associate in Risk Management
Property & Casualty Insurance

Honors-Awards

ACC Academic Honor Roll
2014 UVA Men's Lacrosse Captain
2014 Henry Gaver Memorial Award Recipient

Bobby Hill

Founder & CEO at Motive Inc.
Greater Philadelphia

Summary

Enabling the fastest growing technology companies to sell smarter, grow faster & with larger margins.
VC Looking to explore our port-co platform? Learn more: https://vccasestudy.motivedigital.ai/
B2B SaaS looking to increase velocity? Put your score to the test: https://discovery.motivedigital.ai/

Experience

Motive, Inc.
Founder & CEO
June 2018 - Present (4 years 6 months)
Internet

Motive is a sales insight database to increase pipeline velocity & delivers key insights on buyer behavior intelligence through our data-as-a-service platform. We work with a few key cohorts of high-velocity, venture-backed technology companies to deliver a lower CAC while increasing revenue.

Connect Thru Cancer
Board Member
August 2019 - Present (3 years 4 months)
Greater Philadelphia

Connect Thru Cancer is a registered 501(c)3 non-profit whose mission is to provide a variety of free cancer support services and resources to individuals and families living with a cancer diagnosis, giving respite to the cancer patient in treatment and supporting their unique journey.

0 Percent
Consultant
June 2020 - Present (2 years 6 months)

SafetyOne
Account Executive
June 2016 - June 2018 (2 years 1 month)

Greater Philadelphia Area

The Safety Tag Network is a SaaS insurtech company focused on a consistent and growing problem in youth sports where practice and game fields lack proper supervision from a medical professional or certified athletic trainer. Often these teams are run by “parent/coaches” who are left to treat players who are injured and/or suffer an episode from chronic illnesses.

With the hysteria over concussions and the reality that there are kids playing youth sports with chronic illnesses such as asthma, allergies, diabetes, etc., the coaches and leagues need a tool to help them better manage these players to prevent potentially fatal outcomes. The Safety Tag Network gives the coaches, leagues and parents a platform that improves player safety dramatically because they now have the vital information in an easy to access and secure electronic format.

Gallagher

Consulting

August 2014 - August 2016 (2 years 1 month)

Orange County, California Area

eMoney Advisor

Business Development - SDR

June 2012 - August 2014 (2 years 3 months)

Greater Philadelphia Area

Morgan Stanley

Wealth Management Intern

December 2013 - January 2014 (2 months)

Greater Philadelphia Area

The Manning Group at Morgan Stanley Smith Barney LLC is a wealth management team with over a century of financial management experience combined. Practice is focused on providing successful families, business owners, lawyers and retirees in the Philadelphia area with customized and personalized financial and wealth planning strategies.

Binswanger

Intern Sales Associate

June 2013 - August 2013 (3 months)

Gate US LLC

Intern- Trade Operations
December 2011 - February 2012 (3 months)

Education

University of Virginia
Bachelor of Arts (B.A.)

Malvern Preparatory School
High School